May 22, 2008

Mail Stop 4561

Mr. Thomas E. Faust Jr.
Chief Executive Officer
Belport Capital Fund LLC
255 State Street
Boston, Massachusetts 02109

Re: Belport Capital Fund LLC
**   Form 10-K for Fiscal Year Ended December 31, 2007**
**   Filed February 29, 2008**
**   Form 10-Q for Fiscal Quarter Ended March 31, 2008**
**   File Number: 000-49775**

Dear Mr. Faust:

        We have completed our review of your Form 10-K and related filings and have no further comments at this time.

                                        Sincerely,

                                        John P. Nolan
                                        Accounting Branch Chief